BECKER & POLIAKOFF, LLP

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April 24, 2009

Filed via EDGAR and

Delivered via Facsimile (202) 772-9210

Mr. Craig Wilson Senior Assistant Chief Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 4561 Washington, D.C. 20549	Mr. David Edgar Staff Accountant Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Stop 4561 Washington, D.C. 20549

Re:	Authentidate Holding Corp.

Form 10-K for the Fiscal Year Ended June 30, 2008

Form 10-Q for the Quarter Ended December 31, 2008

File No. 000-20190

Dear Messrs. Wilson and Edgar:

We are counsel to Authentidate Holding Corp. (“Authentidate” or the “Company”) and are in receipt of your letter dated April 2, 2009 concerning comments to the above-referenced filings of the Company. This letter sets forth the Company’s responses to the Staff”s comments as set forth in such letter. In presenting this response, we have followed the enumerated comments and section headings as set forth in your letter. For your convenience, we have repeated each of the comments set forth in the Staff’s letter and followed each comment with the Company’s response. The Company’s responses are as follows:

Form 10-K for the Fiscal Year Ended June 30, 2008

Consolidated Financial Statements

Note 2. Share-Based Compensation, page F-12

Securities & Exchange Commission

April 24, 2009

Comment 1. We note your disclosure of loss from continuing operations, net loss, and earnings per shares before share-based compensation. These appear to be non-GAAP measures. Please tell us how you considered the disclosures required by Item 10(e) of Regulation S-K and Question 8 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

Response

The subject disclosures in Note 2. Share Based Compensation are included in a table showing the impact of share-based compensation on the consolidated statement of operations. These disclosures were initially provided in connection with the Company’s adoption of Financial Accounting Standard (FAS) No. 123R “Share Based Compensation” for its fiscal year beginning July 1, 2005. The Company continued to provide these disclosures for comparative purposes and believed such disclosures were made in compliance with Item 10(e) of Regulation S-K. However, after further consideration, the Company believes these additional disclosures are no longer necessary and will delete these disclosures from its future financial information and filings.

Note 14. Goodwill and Other Intangible Assets, page F-24

Comment 2. Please tell us more about your goodwill impairment testing as of June 30, 2008. In this regard, we note that your book value exceeded your market capitalization at your annual test date. As it appears that you have only one reporting unit, this information appears to contrast with the results of your testing. Please explain to us, in detail, how your tests were performed in compliance with SFAS 142 and tell how you considered the difference between market capitalization and book value.

Response

The Company evaluates its business and management based on consolidated results and the Company’s software and services share certain technology. Therefore, the Company operates as one reportable segment (paragraph 14 of FAS No. 131 “Disclosures about Segments of an Enterprise and Related Information”). However, as disclosed in the Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A) and Note 16. Segment Information, the Company operates its business in the United States and Germany and these operations are each components (as defined in paragraph 30 of FAS No. 142 “Goodwill and Other Intangible Assets”) of this operating segment and reporting units for purposes of FAS No. 142. As disclosed in Note 14. Goodwill and Other Intangible Assets, approximately $7,291,000 of the Company’s $7,341,000 of recorded goodwill relates to its business in Germany and, accordingly, the Company’s annual impairment testing is focused on the German reporting unit.

Securities & Exchange Commission

April 24, 2009

Given the depressed state of the financial markets, market dislocation and perhaps market inefficiencies, the Company does not believe that the share price of its common stock and the related market capitalization of the Company as a whole provide the best evidence of the value of the Company. In addition, the Company’s common stock has been and continues to be thinly traded and the Company has not had any analyst coverage for quite some time. For example, since June 30, 2008 the Company’s common stock has traded from $0.08 to $0.80 per share producing a market capitalization on the low side that is well below cash value per share and a market capitalization on the high side that is in line with book value per share at June 30, 2008.

Therefore, the Company believes that a valuation approach to determine value (as suggested in paragraph 25 of FAS No. 142) provides a better estimate of value. The approach applied does not include direct input or assumptions (i.e., variables) that address the value of the reporting unit’s technology and know-how, some of which is manifest in operating revenue and some of which represents revenue opportunities for future periods. Nevertheless, since adopting FAS No. 142 in July 2001, the Company has consistently used a discounted cash flow valuation model to estimate the fair value of its reporting units. With respect to its impairment testing as of June 30, 2008, the Company used an independent valuation firm to assist in calculating the estimate of fair value of its German reporting unit. Consistent with prior years, the firm utilized a discounted cash flow model approach, forecasted results for the German reporting unit for the two years ending June 30, 2009 and 2010 (amounts in U.S. dollars), and a terminal value based on a market approach. The terminal value was calculated utilizing a revenue multiple adjusted for a control premium applied to the forecasted 2010 revenues. However, even without utilizing a control premium in calculating estimated fair value there still was an excess of fair value over carrying value. A terminal value was determined using a Company only revenue multiple and the weighted average cost of capital (discount rate) was determined using standard valuation methodologies. With respect to assumptions, the Company used revenue estimates of $5.1 million for fiscal 2009 and $6.6 million for fiscal 2010 (based on growth forecasts for the reporting unit’s e-billing and e-health products and services), a revenue multiple of 1.59 and a control premium to calculate the terminal value and a weighted average cost of capital of 20.5%. The results of the Company’s step I impairment testing indicated that the estimated fair value of the German reporting unit exceeded the carrying value of the unit by approximately $3.0 million. Therefore, goodwill was not impaired and a step II analysis was not required.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources—Cash Flows, page 20

Securities & Exchange Commission

April 24, 2009

Comment 3. Your disclosures indicate that you believe that you have enough cash, cash equivalents and marketable securities to support your operations for the next twelve months. However, we note that the amount of cash used in operations in each of the last three years exceeds your available cash, cash equivalents and marketable securities. Further, your disclosures do not provide a detailed description of how you plan to reduce spending or obtain additional funding from external sources. Please tell us how your disclosures comply with the Section IV of SEC Release 33-8350.

Response

The Company’s disclosure that it believed that it had enough cash, cash equivalents and marketable securities to support its operations for the next twelve months was based on the significant reduction in cash used during the reporting period ended December 31, 2008 as compared to the prior year. In developing its disclosures for Management’s Discussion and Analysis of Financial Condition and Results of Operations (MD&A), the Company considered and believes that its disclosures are consistent with Section IV of SEC Release 33-8350 regarding liquidity and capital resources.

Section IV of SEC Release 33-8350 provides that companies are required to disclose, to the extent material, a discussion concerning, among other factors, (i) historical information regarding sources of cash and capital expenditures; (ii) the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements; (iii) discussion and analysis of known trends and uncertainties; (iv) a description of expected changes in the mix and relative cost of capital resources; and (v) a discussion of prospective information regarding companies’ sources of and needs for capital, except where otherwise clear from the discussion.

Further SEC Release No. 33-8350 provides that companies should consider whether the following information would have a material impact on liquidity: (i) funds necessary to maintain current operations, complete projects underway and achieve stated objectives or plans; (ii) commitments for capital or other expenditures; and (iii) the reasonably likely exposure to future cash requirements associated with known trends or uncertainties, and an indication of the time periods in which resolution of the uncertainties is anticipated. Finally, SEC Release No. 33-8350 states that companies generally have some degree of flexibility in determining when and how to use their cash resources to satisfy obligations and make other capital expenditures and that MD&A should describe known material trends or uncertainties relating to such determinations.

As discussed herein, the Company believes that its disclosures in its Form 10-K and Form 10-Q are consistent with the factors described in SEC Release No. 33-8350 to the extent material to its operations. The Company’s cost savings and reduction in cash used during fiscal 2009 result from headcount cuts in January 2008 and cost management activities since then, including headcount, marketing, consulting services, professional fees and travel and

Securities & Exchange Commission

April 24, 2009

entertainment expenses. The Company’s products and infrastructure are also maturing, so the Company has been able to reduce product development and capital spending as well. For the six months ended December 31, 2008, these cuts and cost management activities resulted in reductions of approximately $2.0 million in SG&A expenses (excluding incremental items of $900,000 and $3.4 million from 2008 and 2007, respectively) and $1.0 million in product development spending. Revenues have also increased during fiscal 2009 by approximately 22% through December 31, 2008 further contributing to the reduction in cash used. With respect to cash used by operations in fiscal 2006, 2007 and 2008, these amounts include incremental cash expenditures of approximately $1.0 million, $3.3 million and $5.1 million, respectively, which inflates these amounts and masks the decrease in operating cash used for fiscal 2007 and 2008. As discussed in the paragraphs that follow, the Company believes that these disclosures have been provided in its filings.

In the Overview section of the MD&A as well as in the introductory paragraphs of the liquidity and capital resources discussion, the Company discloses its historical sources of cash and expenditures and the fact that it experienced negative cash flow from operating activities. In addition, the Company has also described in these sections of the MD&A, measures it has taken to reduce operating costs and expand its market potential. The Company has also included disclosure regarding the material trends it has observed concerning its uses of cash and requirements and contingencies throughout the MD&A, including in the Overview and liquidity and capital resources discussions.

Specifically, the Company disclosed in its Form 10-K reports for the years ended June 30, 2008 and 2007 that cash used in operations for these periods included approximately $5.1 million and $3.3 million, respectively, for expenses related to incremental legal fees and settlements, board projects and severance obligations (MD&A Cash Flow section first and second paragraphs). In its Form 10-K for the year ended June 30, 2008, the Company disclosed that it had completed the downsizing of its management team and certain product development resources (MD&A Overview section fifth paragraph) and that it continued to take steps to reduce operating costs (MD&A Overview section third paragraph). The Company repeated this disclosure in the subject Form 10-Q for the quarter ended December 31, 2008 (MD&A Overview section third paragraph).

Regarding this topic, the Company has disclosed in its prior SEC Reports that in January 2008, it announced a comprehensive plan intended to accelerate revenue growth and enhance shareholder value in the second half of fiscal 2008 and beyond. The Company stated its plan to manage its operating costs and to enhance sales and customer service capabilities by leveraging its existing resources and focusing its marketing and sales efforts on additional segments of the healthcare industry. As discussed above, the Company also previously disclosed that it completed its downsizing activities in January 2008.

Securities & Exchange Commission

April 24, 2009

Additionally, in the Results of Operations section of the Form 10-Q for the December 31, 2008 quarter the Company reported lower selling, general and administrative expenses and lower product development costs for the current periods due in part to cost management activities. As a result of higher revenues and lower expenses, the Company reported that cash used for the six months ended December 31, 2008 was approximately $3.9 million, including approximately $420,000 in deferred deal costs and final severance payments (MD&A Cash Flow section first paragraph) and that cash used in operations and investing activities decreased significantly from the prior year period (MD&A Cash Flow section second and third paragraphs). The Company believes revenues will increase, costs will be managed and cash used will decrease in future periods. However, assuming no further reduction in cash used for future periods and no sale of assets, based on its current cash position and the level of cash used for the six month period ended December 31, 2009, the Company believes that it would have enough cash for at least the next twelve months.

In order to enhance its disclosures on this topic in future filings, the Company will add a reference in the Cash Flow section of the MD&A to the information supporting its assertion regarding available resources. For example, the Company will make the following disclosure in its Form 10-Q for the quarter ended March 31, 2009: “Based on the improvements in operating results as discussed above and the reduction in cash used during fiscal 2009, we believe we have enough cash, cash equivalents and marketable securities to support our operations for at least the next twelve months”.

General

The Company acknowledges that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

• staff comments or changes to disclosure in response to staff comments in the Company’s filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company understands that the Division of Enforcement has access to all information that the Company provides to the staff of the Division of Corporation Finance in the staff’s review of the Company’s filings or in response to the staff’s comment on the Company’s filings.

Securities & Exchange Commission

April 24, 2009

Thank you for your assistance in this matter. We appreciate the opportunity to reply to your comments. Should you have any further comments please do not hesitate to contact the undersigned.

Sincerely yours,

Becker & Poliakoff, LLP

By: /s/ Michael A. Goldstein

Michael A. Goldstein

cc: W. Marshall